Filed Pursuant to Rule 424(b)(5)

Registration No. 333-287576

PROSPECTUS SUPPLEMENt NO. 1

(To Prospectus Supplement dated June 9, 2025

and Prospectus dated June 5, 2025)

Up to $150,000,000

Common Stock

This prospectus supplement (“Prospectus Supplement”) amends and supplements the information in the prospectus supplement dated June 9, 2025, and the accompanying prospectus dated June 5, 2025 (together, the “ATM Prospectus”), relating to the offer and sale of shares of our common stock, par value $0.0001 per share, pursuant to the terms of that certain Controlled Equity OfferingSM Sales Agreement, dated as of June 9, 2025 (the “Sales Agreement”), with Cantor Fitzgerald & Co. (“Cantor”) and Craig-Hallum Capital Group LLC (“Craig-Hallum”) (each a “Sales Agent” and together the “Sales Agents”). This Prospectus Supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus, and any future amendments or supplements thereto.

We are filing this Prospectus Supplement to supplement the ATM Prospectus to decrease the aggregate offering amount we intend to sell pursuant to the Sales Agreement. Under the ATM Prospectus, we initially registered up to $300,000,000 of our common stock for offer and sale pursuant to the Sales Agreement. Pursuant to this Prospectus Supplement, we are decreasing the aggregate offering amount of common stock that we are offering pursuant to the Sales Agreement, such that we will offer up to an aggregate of $150,000,000 of our common stock for sale under the Sales Agreement, including the shares of common stock previously sold pursuant to the Sales Agreement. Since our entry into the Sales Agreement, we have offered and sold 3,936,578 shares of common stock for gross proceeds of $22,997,761 pursuant  to the Sales Agreement. Except as modified by this Prospectus Supplement, the ATM Prospectus and the Sales Agreement remain in full force and effect as is.

Our common stock is listed and traded on the NYSE American LLC (“NYSE American”) under the symbol “KULR.” On September 29, 2025, the last reported sale price of our common stock on NYSE American was $4.22 per share.

Sales of our common stock, if any, under this prospectus supplement will be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Cantor is not required to sell any specific amount of securities but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Cantor and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

We will pay the Sales Agents a commission, in cash, at a rate of up to 3.0% of the gross sales price per share sold through the Sales Agreement. In connection with the sale of common stock on our behalf, the Sales Agents will be deemed to be “underwriters” within the meaning of the Securities Act and their compensation will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the sales agents against certain civil liabilities, including liabilities under the Securities Act.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” of the ATM Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Cantor

   Craig-Hallum

The date of this prospectus supplement is September 30, 2025